October 10, 2019

Alberto Lopez Gaffney
Chief Financial Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Form 20-F for the Year Ended December 31, 2018
           Response dated September 10, 2019
           File No. 001-38209

Dear Mr. Gaffney:

       We have reviewed your June 10, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2019 letter.

Response Dated September 10, 2019

Form 20-F for the Year Ended December 31, 2018
Notes to the Consolidated Fiinancial Statements
3. Summary of significant accounting policies
Revenue Recognition, page F-10

1. We are continuing to evaluate your response to prior comments 1 and 2. To assist us in our review of your analysis, please provide us with a sample of a typical supplier agreement with a hotel partner.
 Alberto Lopez Gaffney
Despegar.com, Corp.
October 10, 2019
Page 2

        You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-
3379 if you have any questions.



FirstName LastNameAlberto Lopez Gaffney                  Sincerely,
Comapany NameDespegar.com, Corp.
                                                         Division of
Corporation Finance
October 10, 2019 Page 2                                  Office of Energy &
Transportation
FirstName LastName